[LOGO] SHENTEL

                                   SHENANDOAH
                               TELECOMMUNICATIONS
                                     COMPANY

                                   PROSPECTUS

                                    DIVIDEND
                                  REINVESTMENT
                                      PLAN

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PROSPECTUS SUPPLEMENT                     Filing made pursuant to Rule 424(b)(3)
(To Prospectus dated March 11, 1999)      Registration Statement No. 333-74297

                      SHENANDOAH TELECOMMUNICATIONS COMPANY
                                 500 Shentel Way
                               Post Office Box 459
                            Edinburg, Virginia 22824
                                 (540) 984-4141

                           DIVIDEND REINVESTMENT PLAN

This Prospectus describes Shenandoah Telecommunications Company's Dividend Reinvestment Plan (the "Plan"), which was adopted by the Board of Directors of the Company on February 8, 1999 and amended by the Board on July 18, 2005. The Plan provides shareholders of the Company with a simple and convenient method of investing cash dividends in additional shares of Common Stock at a cost that may represent a savings over that available in normal market purchases.

The price of the Company's Common Stock purchased under the Plan will be calculated as described in Question 9 on page 3 of this Prospectus.

We have registered a total of 300,000 shares for sale under the Plan.

You should keep this Prospectus for future reference.

                            -------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                            -------------------------

           The date of this prospectus supplement is September 9, 2005

                                   -----------

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                                                                            Page
TABLE OF CONTENTS

DESCRIPTION OF THE COMPANY'S DIVIDEND REINVESTMENT PLAN.......................2
      Purpose  ...............................................................2
      Advantages..............................................................2
      Administration..........................................................2
      Participation...........................................................2
      Purchases...............................................................3
      Costs...................................................................4
      Reports to Participants.................................................4
      Certificates for Shares.................................................4
      Stock Dividends; Stock Splits...........................................4
      Withdrawal from Plan....................................................4
      Amendment and Termination of Plan.......................................5
      Federal Income Tax Consequences.........................................6
      Inquiries Concerning the Plan...........................................5
      Interpretation of the Plan..............................................6
      Responsibility of the Company and the Plan Agent........................6
USE OF PROCEEDS...............................................................6
DESCRIPTION OF THE COMPANY'S CAPITAL STOCK....................................6
INDEMNIFICATION...............................................................6
WHERE YOU CAN FIND MORE INFORMATION...........................................7
FORWARD-LOOKING STATEMENTS....................................................8
LEGAL MATTERS.................................................................8
EXPERTS.......................................................................8

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS, OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFERING IN ANY JURISDICTION IN WHICH SUCH OFFERING MAY NOT LAWFULLY BE MADE.

NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE THROUGH ITS USE SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

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                          DESCRIPTION OF THE COMPANY'S
                           DIVIDEND REINVESTMENT PLAN

      The following is a question and answer statement explaining the provisions of the Plan. A copy of the Plan may be obtained from the Company's executive offices at: Shenandoah Telecommunications Company, 500 Shentel Way, Post Office Box 459, Edinburg, Virginia 22824, Attention: Dividend Reinvestment Plan, or by calling the Company at (540) 984-4141. In the event of any conflict between the answers to these questions and the Plan, the more detailed provisions of the Plan will control. Shareholders who do not wish to participate in the Plan will continue to receive cash dividends, as declared, in the usual manner.

Purpose

1. What is the purpose of the Plan?

      The purpose of the Plan is to provide the shareholders of the Company with a simple and convenient method of investing cash dividends in additional shares of the common stock, without par value, of the Company (the "Common Stock") at a cost that may, because of the Company's payment of brokerage fees associated with the purchases of Common Stock under the Plan, represent a savings over that available in normal market purchases.

Advantages

2. What are the advantages of the Plan?

      The Plan is advantageous to the shareholders by permitting them to acquire additional shares of the Common Stock automatically at no brokerage commission costs.

Administration

3. Who administers the Plan?

         The Plan is administered by the Company (the "Plan Agent"). Purchases of the Common Stock pursuant to the Plan may be delegated to an independent purchasing agent (the "Purchasing Agent"). The Purchasing Agent will be an unaffiliated entity designated from time to time by the Board of Directors of the Company, the Company's Chief Executive Officer or the Company's Chief Financial Officer.

Participation

4. Who is eligible to participate in the Plan?

      All holders of record of the Common Stock are eligible to participate in the Plan. A beneficial owner of Common Stock whose shares are registered in a name other than his own must become a shareholder of record with respect to any such shares that the shareholder desires to participate in the Plan by transferring such shares into his own name in order to participate in the Plan.

5. How does an eligible shareholder enroll in the Plan?

      Any eligible shareholder may enroll in the Plan by completing and signing the Participant Card accompanying this Prospectus and returning it to the Plan Agent. Additional Participant Cards may be obtained at any time by written or oral request to the Plan Agent.

6. When may an eligible shareholder enroll in the Plan?

      An eligible shareholder may enroll in the Plan at any time. If the shareholder's Participant Card requesting reinvestment of dividends is received by the Plan Agent on or before the record date established for a particular dividend (the "Record Date"), reinvestment will commence with that dividend. If a Participant Card is received from a shareholder after the Record Date established for a particular dividend, the reinvestment of dividends will begin with the dividend following the next Record Date, if the shareholder is still a holder of record at such time.

      A shareholder may, at any time or from time to time, change his participation level and thereby increase or decrease his number of participating shares in the Plan by completing and signing a new Participant Card and returning it to the Plan Agent. If a new Participant Card requesting a change in participation level is received by the Plan Agent on or before the Record Date established for a particular dividend, the change will be reflected with that


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dividend. If a new Participant Card is received by the Plan Agent after the
Record Date established for a particular dividend, the change in participation level will begin with the dividend following the next Record Date, if the shareholder is still a holder of record at such time.

7. Must a shareholder enroll all shares held of record by him?

      No, a shareholder may enroll in the Plan some or all shares of Common Stock owned of record by that shareholder. A shareholder must enroll and maintain at least one whole share of Common Stock to participate in the Plan

Purchases

8. What is the source of the Common Stock purchased under the Plan?

      The source of shares of Common Stock to be purchased under the Plan for dividend reinvestment will be either shares of Common Stock purchased on the open market, authorized but unissued shares of the Company, or a combination thereof, as determined by the Board of Directors of the Company. It is the intent of the Company's Board of Directors that open market purchases will be the primary source of shares to be purchased under the plan.

9. How will the price of shares purchased under the Plan be determined?

      The price of shares purchased in the open market will be the weighted average price of all the shares purchased for the Plan for a particular dividend (excluding brokerage commissions). The price of shares purchased from the Company will be the Fair Market Value (as defined below) of such shares determined as of the date the particular dividend is actually paid by the Company. Fair Market Value means the value of the Company's common stock determined by the Company as follows:

            o Exchange Traded. In the event that the Company's common stock is listed on a national securities exchange, the fair market value per share will be the average of the high and low sale prices of the Company's common stock as reported on such exchange for each of the ten trading days immediately preceding the determination date.


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            o     NASDAQ Listed. In the event that the Company's common stock is not listed on a national securities exchange, but is then quoted on The NASDAQ Stock Market (whether the National or SmallCap Market), the fair market value per share will be the average of the high and low sale prices of the Company's common stock as reported on The NASDAQ Stock Market for each of the ten trading days immediately preceding the determination date.

            o OTC Traded. In the event that the Company's common stock is not listed on a national securities exchange and is not quoted on The NASDAQ Stock Market, the fair market value per share will be the average of the high and low bid and asked quotations of the Company's common stock for each of the ten trading days immediately preceding the determination date as reported by two brokerage firms to be selected by the Company which are then making a market in the Company's common stock, except that if no closing bid or asked quotation is available on one or more of such trading days, fair market value will be determined by reference to the ten trading days preceding the determination date on which closing bid and asked quotations are available.

            o Other. In the event that the Company's common stock is not listed on a national securities exchange, is not quoted on The NASDAQ Stock Market and no closing bid and asked quotations are available, or that the fair market value per share cannot otherwise be determined as contemplated above, then fair market value per share will be determined in good faith by the Company.

10. How many shares will be purchased by the Purchasing Agent for the Participants in the Plan?

      The number of shares to be purchased for participants in the Plan (a "Participant") by the Purchasing Agent will depend on the amount of the Participant's dividend and the price of the shares. Each Participant shall receive a statement indicating the number of shares purchased with a particular dividend.

11. When will shares be purchased?

      Shares of Common Stock may be purchased at any time but generally not later than 30 days after the date that a dividend is actually paid by the Company (the "Investment Date"). Interest will not be paid on funds held pending investment. Temporary suspension of purchases may occur at any time when, in the judgment of the Plan Agent, the purchase of shares would violate any governmental, judicial, securities exchange or National Association of Securities Dealers, Inc. order. Dividend and voting rights will commence upon settlement of the purchase. For the purposes of making purchases, the Purchasing Agent will commingle each Participant's funds with those of all other Participants.

Costs

12. What are the costs to a Participant in the Plan?

      All costs of administration of the Plan will be borne by the Company; however, the Company reserves the right to establish service charges in connection with the Plan. Participants in the Plan will be notified prior to any such charges becoming due.


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Reports to Participants

13. What kind of reports will be sent to Participants in the Plan?

      As soon as practicable after completion of each investment on behalf of a Participant, the Plan Agent will mail to such Participant a statement showing
(i) the amount of the dividend applied toward such investment (ii) the taxes withheld, if any, (iii) the net amount invested, (iv) the number of shares purchased, (v) the average cost per share, (vi) the cost basis of the shares purchased, (vii) the date of purchase, and (viii) the amount of any brokerage fees paid by the Company on behalf of a Participant. Each Participant, with the exception of Participants that are corporations, tax-exempt organizations and other tax-exempt payees, will receive annually an Internal Revenue Service Form 1099, or any successor form, reporting dividend income received.

Certificates for Shares

14. Will certificates be issued for shares purchased?

      Certificates for whole shares will only be issued to Participants as soon as practicable following a written request. Certificates for fractional shares will not be issued under any circumstances. Instead, each Participant's account maintained by the Plan Agent will be credited with the number of fractional shares allocated to such Participant as a result of the Participant's investment.

Stock Dividends; Stock Splits

15. What happens if the Company declares a stock dividend or a stock split?

      Statements representing any stock dividends or split shares distributed by the Company will be mailed to each Participant. Dividends on such shares shall automatically be enrolled in the Plan, unless the Participant notifies the Plan Agent to the contrary.

Withdrawal from Plan

16. How and when may a Participant withdraw from the Plan?

      A Participant may terminate his account at any time prior to a Record Date by giving written notice of termination to the Plan Agent. The effective date of any such termination will be the fifth trading day following receipt by the Plan Agent of such notice, provided that the effective date of termination in the case of any termination notice received by the Plan Agent after a Record Date will be the fifth trading day after the completion of the investment in Plan Shares in respect of the Investment Date following such Record Date. Within a reasonable time after the effective date of termination, the Plan Agent will deliver to the Participant (i) a certificate representing any previously unissued Plan Shares held under the Plan, if any, and (ii) a check for any uninvested dividends and the cash payable in lieu of fractional shares, if any then held in the Participant's account maintained by the Plan Agent. The amount of cash payable in lieu of any fractional shares will be calculated based on the Fair Market Value of the Common Stock determined as of the effective date of termination.

17. If you are an employee of the Company and a Participant in the Plan, what happens if you terminate your employment?

      Termination of employment does not automatically terminate participation in the Plan. Dividends on shares held in the Plan for an employee who leaves the Company will continue to be reinvested until the former employee terminates participation in the Plan.


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Amendment and Termination of Plan

18. May the Plan be amended or terminated?

      Yes. The Company may amend, supplement, suspend, modify or terminate the Plan at any time without the approval of the Participants. Thirty (30) days' notice of any suspension or material amendment shall be sent to all Participants, who shall in all events have the right to withdraw from the Plan.

      The Plan Agent shall have the right at any time upon written notice to a Participant to suspend or terminate such Participant's participation in the Plan if it determines in its sole discretion that suspension or termination is appropriate because shares of Common Stock may not lawfully be offered or sold in the state in which the Participant resides or that the Participant is using the Plan for purposes inconsistent with the intended purpose of the Plan, or for any other reasons. In the event that a Participant's right to participate in the Plan is terminated, the Participant shall be treated as though a notice to withdraw from the Plan had been received on the effective date of such termination.

Federal Income Tax Consequences

19. What are the federal income tax consequences of participating in the Plan?

      The following discussion summarizes the principal federal income tax consequences, under current law, of participation in the Plan. It does not address all potentially relevant federal income tax matters, including consequences peculiar to persons subject to special provisions of federal income tax law. The discussion is based on various rulings of the Internal Revenue Service regarding several types of dividend reinvestment plans. No ruling, however, has been issued or requested regarding the Plan. The following discussion is for your general information only, and you are urged to consult your own tax advisor to determine the particular tax consequences that may result from your participation in the Plan and from the disposition of any shares of Common Stock purchased pursuant to the Plan.

      Dividends that are reinvested to acquire shares of Common Stock will be taxable to you as if you received the dividends. You also will be treated as receiving an additional dividend equal to the amount of your share of any brokerage commissions paid by the Company when dividends are reinvested. For example, if $100 of your dividends are reinvested to purchase shares of Common Stock in the open market under the Plan, and if the amount of the related brokerage commission is $1, the total amount of the dividend you will be treated as receiving for federal income tax purposes will be $101. (The $1 figure in the preceding example is for purposes of illustration only; it is not a representation or estimate of the amount or percentage of brokerage commissions that may be paid under the Plan.)

      The initial tax basis of shares of Common Stock you acquire with reinvested dividends will equal the amount of the dividend you are treated as having received. Consequently, your initial basis in a share acquired with reinvested dividends will be the share's purchase price plus the amount of any brokerage commission allocable to the share. The holding period for shares of Common Stock acquired with reinvested dividends will begin the day after the date the shares are purchased for you, which may be later than the dividend payment date.


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Inquiries Concerning the Plan

20. Who should be contacted with questions concerning the Plan?

      All inquiries concerning the Plan should be directed to:

                           Shenandoah Telecommunications Company
                           500 Shentel Way
                           Post Office Box 459
                           Edinburg, Virginia 22824
                           Attention: Dividend Reinvestment Plan

Interpretation of the Plan

21. Who will interpret the provisions of the Plan?

      Any question of interpretation arising under the Plan will be determined by the Board of Directors of the Company pursuant to applicable federal and state law and the rules and regulations of all regulatory authorities, and such determination shall be final and binding on all Participants.

Responsibility of the Company and the Plan Agent

22. What are the responsibilities of the Company and the Plan Agent, if any, with respect to the Plan?

      Neither the Company, the Plan Agent nor its nominees shall have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as are expressly set forth in the Plan.

      Neither the Company nor the Plan Agent shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claim or liability (i) with respect to the prices at which shares are purchased or the times when purchases are made or (ii) for any fluctuation in the market value of the Common Stock. Participants must realize that neither the Company nor the Plan Agent can provide any assurance of a profit or protection against loss on any shares purchased under the Plan.

                                 USE OF PROCEEDS

      The Company has no basis for estimating precisely either the number of shares of Common Stock that may be sold under the Plan or the prices at which such shares may be sold. The Company intends to use the proceeds of newly issued shares sold pursuant to the Plan, if any, for general corporate purposes.

                   DESCRIPTION OF THE COMPANY'S CAPITAL STOCK

      The following information with respect to the capital stock of the Company is subject to the detailed provisions of the Company's Articles of Incorporation and bylaws, as currently in effect. These statements do not purport to be complete, or to give full effect to the provisions of statutory or common law, and are subject to, and are qualified in their entirety by reference to, the terms of the Company's Articles of Incorporation and bylaws.


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      The securities offered hereby are shares of Common Stock, no par value per share. As of August 29, 2005, there were 16,000,000 shares authorized, of which 7,668,279 shares were issued and outstanding.

      Holders of Common Stock have the sole and full power to vote for the election of directors and all other purposes without limitation, except as otherwise provided by Virginia law. Holders of Common Stock are entitled to one vote per share of Common Stock held. The holders of Common Stock do not have cumulative voting rights nor do they have preemptive rights to subscribe for unissued shares of stock of the Company. Holders of Common Stock are entitled to receive dividends if, when and as declared from time to time by the Board of Directors from funds available therefor and to the net assets remaining upon liquidation of the Company.

                                 INDEMNIFICATION

      Directors and officers of the Company are entitled to indemnification against liabilities, fines, penalties and claims imposed upon or asserted against them in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether formal or informal. This indemnification covers all costs and expenses reasonably incurred by an officer or director in connection with any such proceeding, except for matters as to which a director or officer is liable because he engaged in willful misconduct or a knowing violation of criminal law. In addition, the Virginia Stock Corporation Act and the Company's Articles of Incorporation, under certain circumstances, eliminates the liability of directors and officers for monetary damages in a shareholder or derivative proceeding.

      As permitted by the Virginia Stock Corporation Act, the Company has purchased a directors' and officers' liability insurance policy that will, subject to certain limitations, indemnify the Company and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error or omission committed by directors or officers while acting in their capacities as such.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

                       WHERE YOU CAN FIND MORE INFORMATION

      This Prospectus is part of a Registration Statement the Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933 with respect to the shares of Common Stock being offered by this Prospectus (the "Registration Statement"). The Registration Statement, including the attached exhibits and schedules, contains additional relevant information about the Company and the Common Stock. The Commission's rules and regulations allow us to omit certain information included in the Registration Statement from this Prospectus. The Registration Statement may be inspected by anyone without charge at the Commission's principal office at 100 F Street, N.E., Washington, D.C. 20549.


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      In addition, the Company files reports, proxy statements and other information with the Commission under the Securities Exchange Act of 1934. You may read and copy this information at the following Commission locations:

      Public Reference Room              Northeast Regional Office           Midwest Regional Office
      100 F Street, N.E.                 3 World Financial Center            175 W. Jackson Boulevard
      Washington, D.C. 20549             Room 4300                           Suite 900
                                         New York, New York 10281            Chicago, Illinois 60604

      You may also obtain copies of this information by mail from the Commission's Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-732-0330.

      The Commission also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, like the Company, who file electronically with the Commission. That site's address is http://www.sec.gov.

      The Commission allows the Company to "incorporate by reference" information into this Prospectus. This means that the Company can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is considered to be a part of this Prospectus, except for any information that is superseded by information that is included directly in this document.

      This Prospectus specifically incorporates by reference:

      o the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

      o the Company's Quarterly Report[s] on Form 10-Q for the fiscal quarters ended March 31, 2005 [and June 30, 2005];

      o the Company's Current Reports on Form 8-K, dated January 21, 2005, April 20, 2005 and May 4, 2005; and

      o the description of our common stock contained in our Registration Statement on Form 8-B filed with the SEC on August 11, 1981, including any amendment or reports filed for the purpose of updating such description.

      We also incorporate by reference any additional documents that we may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those "furnished" pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information "furnished" to the SEC) from the date of this Prospectus until the termination of the offering of the securities. These documents may include annual, quarterly and current reports, as well as proxy statements. Any material that we later file with the SEC will automatically update and replace the information previously filed with the SEC.

      You can obtain any of the documents incorporated by reference in this document from the Company or from the Commission through the Commission's web site at the address described above. Documents incorporated by reference are available from the Company without charge, excluding any exhibits to those documents, unless the


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exhibit is specifically incorporated by reference as an exhibit in this
Prospectus. You can obtain documents incorporated by reference in this Prospectus by requesting them in writing or by telephone from the Company at the following address:

                      Shenandoah Telecommunications Company
                               Post Office Box 459
                            Edinburg, Virginia 22824
                       Attention: Vice President - Finance
                                 (540) 984-4141

      Additional information regarding the Company may be obtained through the Company's Internet worldwide web site. That site's address is http://www.shentel.com.

                           FORWARD-LOOKING STATEMENTS

      This Prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are identified by words such as "believes," "anticipates," "expects" and words and phrases of similar import. Such forward-looking statements relate to future events, the future performance of the Company and involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Prospective investors should specifically consider the various factors discussed from time to time in reports filed by the Company with the Securities and Exchange Commission that could cause actual results to differ.

                                  LEGAL MATTERS

      The legality of the shares of Common Stock offered hereby has been passed upon for the Company by Hunton & Williams, Richmond, Virginia.

                                     EXPERTS

      The consolidated financial statements of the Company and management's annual report on internal control over financial reporting incorporated in this Prospectus and Registration Statement by reference to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 have been audited by KPMG LLP, independent registered public accounting firm, as indicated in their reports with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.


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

SHENANDOAH TELECOMMUNICATIONS COMPANY
500 Shentel Way
PO Box 459
Edinburg, VA 22824

We must serve well to prosper -
     We must prosper to serve well